Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. - Name and Address of Company:

Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON
L9G 3P2

Item 2. - Date of Material Change:

October 16, 2008

Item 3. - News Release:

A news release with respect to the material change referred to in this report was issued through newswire services on April 25, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. - Summary of Material Change:

On April 24, 2008, the Unitholders of Central GoldTrust (“GoldTrust”) approved, at their annual and general meeting, amendments to GoldTrust’s Declaration of Trust which was executed by the Trustees and filed on SEDAR on October 16, 2008.

Item 5.1. - Full Description of Material Change:

On April 24, 2008, the Unitholders of GoldTrust approved, at their annual and special meeting, amendments to the Declaration of Trust, the most substantive of which are as follows: to reflect a change in the name of Central Gold-Trust to Central GoldTrust; to reflect the cessation of the SAM agreement; to reflect a reduction in fees to be paid under the Administration Agreement to the Administrator; to confirm the right of the Administrator to nominate two trustees; to effect several enhancements to trust governance matters for the benefit of the Unitholders and to implement certain minor changes and updating corrects and matters of consistency or clarification. On October 16, 2008, the Amended and Restated Declaration of Trust executed by all the Trustees of GoldTrust was filed on SEDAR.

Item 5.2. - Disclosure for Restructuring Transactions:

N/A

Item 6. - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. - Omitted Information:

N/A

Item 8. - Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer
Telephone:  (905) 304-4653
Facsimile:  (905) 648-4196
e-mail:  info@gold-trust.com

Item 9. - Date of Report:

October 24, 2008
/s/ J.C. Stefan Spicer
J.C. Stefan Spicer President and Chief Executive Officer Central GoldTrust